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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Partners Investment Banking

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Flintlock Lane
(No. and Street)

Bell Canyon	CA	91307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Knakal (818) 713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Partners Investment Banking, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A -

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 [signature] ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25 day of March, 2021,
by *Date* *Month* *Year*
(1) Jeffrey R. Knakal
(and (2) X),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ADRIAN PAPAZIAN
Notary Public - California
Los Angeles County
Commission # 2275427
My Comm. Expires Feb 14, 2023

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Report Document Date: ________

Number of Pages: _____ Signer(s) Other Than Named Above: ________

GROWTH PARTNERS, INC.

DBA: Growth Partners Investment Banking

Financial Statements and Supplemental Schedules
Required by the
U.S. Securities and Exchange Commission

Including Independent Auditor's Report Therein

(Prefaced by Form X-17A-5 Facing Page)

For the Fiscal Year-Ended:

December 31, 2020

CONTENTS

1.) Independent Auditor's Opinion

TB

Tuttle · Bond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Growth Partners Investment Banking

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Growth Partners Investment Banking (the "Company") as of December 31, 2020, and the related statements of comprehensive income, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Supplementary Information, incuding net capital information and exemption review, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

China Spring, TX
March 15, 2021

We have served as the Growth Partners Investment Banking's auditor since 2019.

2.) Financial Statements

GROWTH PARTNERS INVESTMENT BANKING

Statement of Financial Condition

As of December 31, 2020

Current Assets	
Cash	$434,820
Total Current Assets	**434,820**
Other Assets	0
TOTAL ASSETS	**434,820**
Current Liabilities	
Current Liabilities	0
Total Current Liabilities	**0**
Total Liabilities	0
Equity	
Paid in Capital	424,423
Retained Earnings	10,397
Total Equity	**434,820**
TOTAL LIABILITIES & EQUITY	**$434,820**

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS INVESTMENT BANKING

Statement of Operations

For the Year-Ended December 31, 2020

Revenue	
Total Revenue	$853,731
Gross Profit	853,731
General & Administrative Expenses	
(See Schedule A)	(116,270)
Net Income	**$737,461**

SCHEDULE A

Operating Expenses

Administrative	$2,100
Bank Fees	172
Communications	4,476
Consulting	10,750
Donations	337
Employee Benefit	22,594
Maintenance & Upgrades	11,613
Marketing Program	6,792
Operating Expenses	5,729
Postage	601
Printing	599
Professional Fees	8,820
Promotion Expense	2,836
Regulatory & License Fees	1,709
Rent	1,000
Research & Information	3,866
Supplies	6,072
Tax Expense	1,266
Transportation	5,945
Travel	3,993
Total Expenses	**$116,270**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the Year-Ended December 31, 2020

Cash Flow From Operating Activities	
Net Income	$737,461
Change in Retained Earnings (prior period adjustment)	176
Total Cash Provided From Operating Activities	**737,637**
Cash Flow From Financing Activities	
Capital Distributions	(309,550)
Total Cash (Used) in Financing Activity	**(309,550)**
Net (Decrease) in Cash	**428,087**
Cash: Beginning of Period	6,733
Cash: End of Period	$434,820

The accompanying notes are an integral part of these financial statements.

GROWTH PARTNERS INVESTMENT BANKING

Statement of Changes in Ownership Equity

For the Year-Ended December 31, 2020

	Paid in Capital	Retained Earnings	Stockholder's Equity
Balance at December 31, 2019	$424,423	($417,514)	$6,909
Net Income	n/a	737,461	737,461
Capital Distributions	n/a	(309,550)	(309,550)
Balance at December 31, 2020	**$424,423**	**$10,397**	**$434,820**

The accompanying notes are an integral part of these financial statements.

Financial Statement Notes

As of and for the Year-Ended December 31, 2020

THE COMPANY: Growth Partners, Inc., dba Growth Partners Investment Banking was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, the previous DBA of Growth Partners, The Growth Group, became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA. The Firm is engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, Growth Partners provides advisory services to companies seeking to, purchase another company, or sell in whole or part. All of the transaction activity pertains to the institutional marketplace. At times and based on M&A activities, the firm will provide advisement to companies seeking to raise debt capital or equity capital from the institutional marketplace. Growth Partners does not, and is not: 1) engaging in the underwriting of securities transactions, 2) conducting any activity with high net-worth individuals, 3) having or maintaining customer accounts or funds of any type, and 4) anything but an advisory firm. The Firm has only one principal, its President, Jeffrey R. Knakal.

CASH & CASH EQUIVALENTS: This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES: The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt or line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY: This account fully reconciles to the past and present capital investment and operating activities of the Firm, and is an accurate expression of an accrual based Shareholders Equity.

Note: A: - ACCOUNTING INFORMATION SUMMARY

Organization: As noted in above, Growth Partners, (the Company) was incorporated in the State of New Jersey effective December, 1994, and became registered as a Foreign Corporation in the State of California on April 1, 1998. The Company has adopted a calendar year end, and is constituted as a Sub-Chapter S Corporation. In addition, the firm became a fully registered Broker-Dealer with the NASD in 1998, which is now called FINRA, engaged primarily in merger and acquisition advisory services.

Description of Business: The Company is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA, no longer operating under **SEC Rule 15c3-3(k)(2)(i)**, which provides an exemption because of "Special Account for the Exclusive Benefit of Customers" based on FINRA's request on November 10, 2020 resulting in a change to the firm's Membership Agreement. The Firm is primarily provides merger and acquisition advisement to middle market, and lower middle market companies (typically companies with revenues exceeding $10m and Adjusted EBTIDA exceeding $2m) seeking to purchase another company, or sell its ownership in whole or part. All of the transaction activity pertains to the institutional marketplace. At times, the firm will provide advisory services to companies seeking to raise debt capital or equity capital from only the institutional marketplace.

Basis of Accounting: The financial statements of the company have been prepared on an accrual basis of accounting, and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents: The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt: The company considers the receipt of client payments to be fundamentally highly uncertain. This is based on clients typically seeking material modifications to contracts related to the deferral, sequencing and the non-payment of monies due.

Revenue Recognition: Effective January 1, 2018, the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which that entity expected to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: a) identify the contract(s) with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the entity satisfied a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue is recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of consulting and transaction success fees. Management has determined that the adoption of ASC Topic 606 has had no impact on the company.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations: Revenue concentrations exist as a function of the company's limited business of consultative advisement and advisory services to companies seeking merger & acquisition advisement.

Income Taxes: The Company is a limited liability company that has elected, with the consent of its shareholder, to be taxed under the Internal Code as an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Note B: - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note C – RELATED PARTY ITEMS

Rent: The Company has a month-to-month lease arrangement with its sole-owner and sole-officer. The agreement is immediately terminable without penalty, and the payment of rent is flexible and related to the performance of the firm and the discretion of the payee. For the year ended December 31, 2020, rent expense totaled only $1,000 as this was primarily related to the impact of Covid-19.

Financial Statement Notes (continued)

As of and for the Year-Ended December 31, 2019

Expense Sharing: The company has an expense sharing agreement with its sole-owner and sole-officer. The agreement specifies the applicable share of certain operating expenses paid by the firm. Payment is made for each month of the year. Total expense sharing related expenses for the year-ended December 31, 2020, totaled $8,054. There is no other related party monies owed or due.

Note D: – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(2)(i) even though the company is no longer claiming the exemption as required by FINRA.

Note E: - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. For fiscal 2020, the Company is not exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reported more than $500,000 in gross revenue in fiscal 2020.

Note F: NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, the company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services or resources to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations of the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation as described above. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenue from engagement agreements with clients are originated from advisory work products and/or transaction related workshares, and pertain to Inception Fees, Hourly Fees and Success Fees. This compensation is recognized at the point in-time when the Company's performance, under the terms of the contractual arrangement, has been undertaken or completed, which usually is at the close of a project.

Note G: RESTATEMENT

The financial statements do not reflect a restatement recorded to the Stockholder's Equity account balance for the correction of revenues that were improperly recorded.

Note H: - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 15, 2021, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3.) Supplementary Information

Computations

Pursuant to SEC Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

Computation of Net Capital

As of and for the Year-Ended December 31, 2020

A. Computation of Net Capital

Shareholder's Equity	$434,820	
Allowable Additions Including Subordinated Loans	0	
Equity Allowable for Net Capital		**$434,820**
Less: Non-Allowable Assets:	0	
Less: SDN Deficiency:	0	
Tentative New Capital		**434,820**
Less: Haircut Charges	0	
Less: Undue Concentration Charges	0	
Total Charges	0	
Net Capital		434,820
Less: Charges on SDN Collateral	0	
ADJUSTED NET CAPITAL		**434,820**
Aggregate Indebtedness/Liabilities	0	
Ratio of AI/NC (cannot exceed 1500%)	0	
Debt-Equity	434,820	
NET CAPITAL		**434,820**

B. Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	N/A	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000	
Net Capital Requirement	5,000	
Excess Net Capital		**429,820**

C. Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	0	
Percentage of Aggregate Indebtedness to Net Capital	0%	

D. Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of [December 31, 2019]	6,909	
Increase (Decrease) in Equity	427,911	
Net Capital per Audit (December 31, 2020)		**$434,820**

4.) Supplementary Information Statements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

Statement Related to Uniform Net Capital Rule

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

The Company is a member of the FINRA and is subject to the SEA Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of **$434,820** which was $429,820 in excess of its required net capital of $5,000. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Material Inadequacies

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5.

Statement Related to the Agreed Upon Procedures Report

(SIPC Reconciliation)

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

SEA Rule 17a-5(e)(4) requires registered broker-dealers not exempt from SIPC membership with gross revenues that exceed $500,000 to file and Agreed Upon Procedures Report. This Supplemental Section includes an Agreed Upon Procedures Report relevant to SIPC membership.

5.) Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

Tuttle · Bond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Jeffrey Knakal
Growth Partners Investment Banking
31 Flintlock Lane
Bell Canyon, CA 91307

Dear Jeffrey Knakal:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Growth Partners Investment Banking identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. SMH Capital Investments LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Growth Partners Investment Banking's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Partners Investment Banking's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

China Spring, Texas
March 15, 2021

6.) Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

Growth Partners Investment Banking
31 Flintlock Lane
Bell Canyon, CA 91307

March 19, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Growth Partners Investment Banking;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3.

2. We have met the identified exemption from January 01, 2020 through November 09, 2020, without exception.

4. On November 10, 2020, Growth Partners Investment Banking entered into a revised FINRA Membership Agreement ("the Agreement") effective November 10, 2020, and for each successive year thereafter until amended. Growth Partners Investment Banking shall operate within the limitations set forth in said Agreement. Accordingly, Growth Partners Investment Banking, will no longer claim exemption from SEA Rule 15c3-3. Pursuant to SEC Release 34-70073, Footnote 74 ("the Release"), Growth Partners Investment Banking shall not issue a Compliance Report but shall continue to issue an Exemption Report. Accordingly, Growth Partners Investment Banking, issues this Exemption Letter for the auditor's Exemption Report identifying the operating exemption under which the firm operated from January 01, 2020 through November 09, 2020, and, pursuant to the Release, this explanation for Exemption Report for the period November 10, 2020 through December 31, 2020.

Regards,

Jeffrey Knakal
President
Growth Partners Investment Banking

7.) Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

Supplementary Agreed Upon Procedures Report

SIPC Reconciliation

Pursuant to SEA Rule 17a(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

SIPC 7 Reconciliation

Total Due:	$1,281
Overpayment Applied:	$0
Balance Due After Overpayment:	**$81**

SIPC Payments

		Paid	To	Payee
Paid with SIPC 6	$1,200	8/1/20	PO Box	SIPC
Paid with SIPC 7	$88	1/10/21	PO Box	SIPC
Total Paid	**$1,288**			

Reconciled Difference (Overpayment) Underpayment	**($7)**

8.) Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2020

TuttleBond
Certified Public Accountants

Growth Partners Investment Banking

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Growth Partners Investment Banking is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a- 5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2020, which were agreed to by Growth Partners Investment Banking and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Growth Partners Investment Banking's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Growth Partners Investment Banking's management is responsible for Growth Partners Investment Banking's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2020 through December 31, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
March 15, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com